FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON  DC  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2004

National Australia Bank Limited
ACN 004 044 937
(Registrant’s Name)

Level 24 500 Bourke Street MELBOURNE VICTORIA 3000 AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Edward Desmond TWEDDELL
Date of last notice	15 June 2004

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	As shown

Nature of indirect interest (including registered holder Note: provide details of the circumstances giving rise to the relevant interest	As shown

Date of change	14 July 2004

No. of securities held prior to change	4,527 shares

Class	Ordinary

Number acquired	89

Number disposed

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,580.11

No of securities held after change	4,616 shares

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Dividend Reinvestment Plan

GF NOLAN
Company Secretary
21 July 2004

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	James Brian CLARK
Date of last notice	15 June 2004

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	As shown

Nature of indirect interest (including registered holder Note: provide details of the circumstances giving rise to the relevant interest	As shown

Date of change	14 July 2004

No. of securities held prior to change	5,850 shares

Class	Ordinary

Number acquired	66

Number disposed

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$1,913.34

No of securities held after change	5,916 shares

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Dividend Reinvestment Plan

GF NOLAN
Company Secretary
21 July 2004

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter John Benedict DUNCAN
Date of last notice	15 June 2004

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	As shown

Nature of indirect interest (including registered holder Note: provide details of the circumstances giving rise to the relevant interest	As shown

Date of change	14 July 2004

No. of securities held prior to change	5,415 shares

Class	Ordinary

Number acquired	95

Number disposed

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,754.05

No of securities held after change	5,510 shares

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Dividend Reinvestment Plan

GF NOLAN
Company Secretary
21 July 2004

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Graham John KRAEHE
Date of last notice	15 June 2004

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	As shown

Nature of indirect interest (including registered holder Note: provide details of the circumstances giving rise to the relevant interest	As shown

Date of change	14 July 2004

No. of securities held prior to change	14,749 shares 2,500 shares (held in a trust) 670 National Income Securities

Class	Ordinary

Number acquired	108

Number disposed

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,130.92

No of securities held after change	14,857 shares 2,500 shares (held in a trust) 670 National Income Securities

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Dividend Reinvestment Plan

GF NOLAN
Company Secretary
21 July 2004

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Geoffrey Allan TOMLINSON
Date of last notice	15 June 2004

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	As shown

Nature of indirect interest (including registered holder Note: provide details of the circumstances giving rise to the relevant interest	As shown

Date of change	14 July 2004

No. of securities held prior to change	20,767 shares 500 National Income Securities

Class	Ordinary

Number acquired	154

Number disposed

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,464.46

No of securities held after change	20,921 shares 500 National Income Securities

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Dividend Reinvestment Plan

GF NOLAN
Company Secretary
21 July 2004

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as possible.  Information and documents given to ASX becomes ASX’s property and may be made public.

Name of Entity	NATIONAL AUSTRALIA BANK LIMITED
ABN	12 004 044 937

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	John Morrison STEWART
Date of last notice	1 July 2004

Part 1 - Change of Director’s relevant interest in securities

In the case of a trust, this includes interests in the trust made available by the responsibility entity of the trust.

Direct or indirect interest	As shown

Nature of indirect interest (including registered holder Note: provide details of the circumstances giving rise to the relevant interest	As shown

Date of change	14 July 2004

No. of securities held prior to change	3,000 ordinary shares 275,000 Executive Share Options over 275,000 ordinary shares of National Australia Bank Limited 68,750 Performance Rights

Class	Ordinary

Number acquired	86

Number disposed

Value/consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,493.14

No of securities held after change	3,086 ordinary shares 275,000 Executive Share Options over 275,000 ordinary shares of National Australia Bank Limited 68,750 Performance Rights

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Dividend Reinvestment Plan

GF NOLAN
Company Secretary
21 July 2004

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan E Crook

Date: 22 July 2004	Title:	Associate Company Secretary